14045862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-67110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Capital Advisors L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Dexter Ave. North, Suite 100
(No. and Street)

Seattle, WA 98109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirk VanAlstyne 206-676-3889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, #240, Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr
3/14/14

OATH OR AFFIRMATION

I, Kirk VanAlstyne and Troy Hartzell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Capital Advisors, L.L.C., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Signature

Managing Member
Title

Notary Public 8/29/14 exp.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2013 and 2012
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.

SMITH BUNDAY BERMAN BRITTON, P.S.

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012 INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

January 29, 2014

To the Members
Evolution Capital Advisors L.L.C.

We have audited the accompanying statement of financial condition of Evolution Capital Advisors, L.L.C. (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Capital Advisors L.L.C. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Smith Bunday Berman Britton, P.S.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 and 2012

ASSETS	2013	2012
Cash	$82,101	$48,880
Receivable from customers, net	0	0
Prepaid expenses	2,129	2,047
Investments	702,433	409,933
Equipment, net	0	0
Deposits	3,052	3,052
Total assets	$789,715	$463,912
LIABILITIES		
Accounts payable and accrued expenses	$27,346	$5,735
Total liabilities	27,346	5,735
MEMBERS' EQUITY	762,369	458,177
Total liabilities and members' equity	$789,715	$463,912

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

REVENUES	**2013**	**2012**
Consulting income	$752,500	$234,500
Other income	0	0
Total revenues	752,500	234,500
EXPENSES		
Member compensation	310,000	96,000
SEP contribution	20,000	0
Member health insurance	32,880	29,436
Professional fees	19,672	37,035
Occupancy	26,297	25,023
Business taxes	9,131	5,250
Bad debt expense	0	0
Marketing and promotion	5,690	4,940
Communications and data processing	12,229	13,318
Other expenses	12,409	7,739
Total expenses	448,308	218,741
Operating income	304,192	15,759
Unrealized loss on warrants	0	(122,342)
Net gain (loss)	$304,192	($106,583)

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	Capital Contributed	Retained Earnings	Total
Balance - December 31, 2011	$72,000	$492,760	$564,760
Net loss - 2012		(106,583)	(106,583)
Balance - December 31, 2012	72,000	386,177	458,177
Net gain - 2013		304,192	304,192
Balance - December 31, 2013	$72,000	$690,369	$762,369

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net gain/loss	$304,192	($106,583)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Non-cash revenue received	(292,500)	0
Depreciation	0	133
Unrealized gain/loss on warrants	0	122,342
Changes in operating assets and liabilities:		
Accounts receivable	0	6,523
Prepaid expenses and other assets	(83)	(362)
Accounts payable	1,612	(8,236)
Retirement contribution accrual	20,000	0
Net cash provided by (used in) operating activities	33,221	13,817
Net increase (decrease) in cash	33,221	13,817
Cash at beginning of year	48,880	35,063
Cash at end of year	$82,101	$48,880

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Evolution Capital Advisors L.L.C., (the Company or Evolution) was formed on September 14, 2005 (date of inception) for the principal purpose of providing investment banking advisory services targeted at serving entrepreneurial stage technology firms in the western U.S. and Canada. Evolution provides corporate finance services including serving as a placement agent for issuers seeking early institutional capital financing and as an advisor on sell-side mergers and acquisition transactions. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA).

The Company began planned principal operations during 2006, providing services to customers throughout the greater Northwest. The Company operates from its office in Seattle, Washington.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed, the income is fixed and determinable and collectability is reasonably assured.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which is generally based on the financing round the Company assisted with, and may include discounts for required holding periods or other factors. No such non-cash revenues were received in 2012. Warrant success fee revenue was received in 2013.

NOTE 1 – continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables. As of December 31, 2013, the Company's investment in receivables over 90 days past due totaled $0 and its allowance for doubtful accounts totaled $0.

Investments

None of the Company's investments are readily marketable at December 31, 2013 and 2012.

Investments in equity securities of private companies are valued at investment cost (determined by the fair value of the securities received in exchange for services on the transaction closing date), unless there has been a subsequent equity financing or a significant change in current operating performance that causes the Company to believe there has been an other than temporary decline in value. Reductions in value are made when, in the opinion of the managing member, events and circumstances indicate that there has been other than temporary impairment of value. The impairment is recognized as a loss in the year it occurs. Increases in value are only recognized upon sale of the investment. Certain investments have an associated referral fee obligation that, in the event of redemption of the warrant, would be owed to a third party. Because this referral fee is only payable under these limited circumstances, it is reflected as an impound of the related warrants rather than a liability of the Company.

The Company's investments are in smaller, less established companies, which involves greater risk than that generally associated with investments in more established companies. Less established companies tend to have a lower capitalization and fewer resources and, therefore, are more often vulnerable to financial failure. There is additional risk due to the concentration of the Company's investments within similar lines of business, as economic fluctuations would tend to affect the investments in a similar manner. The Company's investments are generally illiquid, non-marketable and long term in nature and there can be no assurance that the Company will be able to realize the value of its investments in a timely manner.

NOTE 1 – continued:

Equipment

Equipment consists of computer equipment and is stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method, based on an estimated useful life of three years.

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal income tax purposes, and therefore pays no federal income taxes. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

Tax years subsequent to 2009 are open for audit; however, management believes there are no uncertain tax positions that should be recognized or disclosed in the financial statements.

Concentration of Credit Risk

The Company may maintain bank accounts (certificates of deposit) that are in excess of FDIC insurance limits.

Use of Estimates

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, valuation of equity securities of its clients, and the allowance for doubtful accounts.

NOTE 2 – LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law.

The Company is authorized to issue one or more classes of units of limited liability company interest (Units) with specific rights, privileges, preferences and interests as designated by the Board at the time of issuance. The initial authorized units total 100, of which 100 have been issued. Distributions from operations will be made quarterly to members first based on Client Net Cash Flow, as defined in the operating agreement, and then in proportion to their respective Units. Distributions will be made annually in an amount equal to the tax obligations arising from the Company's activities. In all cases, distributions are subject to available cash as determined by of the Board.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. As of December 31, 2013, the Company had net capital of $54,754, which was $49,754 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .5 to 1 as of December 31, 2013.

NOTE 4 – INVESTMENTS

At December 31, 2013 and 2012, the Company owned the following interests in the equity of its clients (stated at the lower of cost or estimated fair value):

	2013	2012
Powerit: Warrants to acquire 136,695 of Series A Preferred Stock, expiration May 2017, devalued 12/31/12	$102,658	$102,658
Treemo: Warrants to acquire 54,816 shares of Series A-1 Preferred Stock, expiration September 2017	12,181	12,181
Novinium: Warrants to acquire 103,516 shares of Series C Preferred Stock, expiration March 2018	198,750	198,750
Treemo: Warrants to acquire 6,852 shares of Series A Preferred Stock, expiration July 2018	1,523	1,523
Root Wireless: Warrants to acquire 252,109 shares of Series B Preferred Stock, expiration November 2019	95,625	95,625
Internet Identity: Warrants to acquire 88,953 shares of Series A Preferred stock, expiration October 2023	292,500	
Other	909	909
Less: referral fees owed upon exercise and redemption of warrants	(1,713)	(1,713)
	$702,433	$409,933

NOTE 5 – RETIREMENT PLAN

In 2008, the Company established a Simplified Employee Pension plan (SEP) whereby the Company may make contributions on behalf of its employees and members. Amounts contributed, if any, are at the discretion of the members up to statutory limits. No such contributions were made or accrued in respect of 2012. A contribution is accrued for 2013.

NOTE 6 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 29, 2014, the date which the financial statements were available to be issued.

EVOLUTION CAPITAL ADVISORS L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Aggregate Indebtedness:	
Total liabilities	$27,346
Aggregate indebtedness	$27,346
Net Capital:	
Member's equity	$762,369
Nonallowable assets:	
Other assets	(707,614)
Net capital	$54,755
Required Net Capital:	
Ratio test minimum net capital required	$1,823
Minimum dollar net capital required	$5,000
Excess net capital	$49,755
Ratio of aggregate indebtedness to net capital	.5 to 1.00

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2013 computed by Evolution Capital Advisors L.L.C. in its unaudited Form X-17a-5a, Part IIA as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2014

To the Members of Evolution Capital Advisors, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Evolution Capital Advisors, L.L.C., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Evolution Capital Advisors, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Evolution Capital Advisors, L.L.C.'s management is responsible for Evolution Capital Advisors, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and bank records, noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which were comprised of detail activity from the Company's general ledger, noting no differences; and,
4. We proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1881
   B. Less payment made with SIPC-6 filed (exclude interest) (269)
   July 2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1612
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1612
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1612
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Evolution Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 9th day of Jan, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-13
and ending 12-31-13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $752,500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions $752,500

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $752,500

2e. General Assessment @ .0025 $1881

(to page 1, line 2.A.)

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2014

To the Members
Evolution Capital Advisors L.L.C.

In planning and performing our audit of the financial statements of Evolution Capital Advisors L.L.C. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.